Exhibit 21.1

Real Goods Solar, Inc.

Subsidiaries	State or Country of Incorporation or Registration
Real Goods Energy Tech, Inc. (1)	Colorado
Alteris Renewables, Inc. (1)	Delaware
Real Goods Solar, Inc. – Mercury Solar (1)	New York
RGS Financing, Inc. (1)	Colorado
Elemental Energy, LLC (1)(2)	Hawaii
Mercury Energy, Inc. (1)	Delaware

(1)	Owned by Real Goods Solar, Inc.

(2)	Doing business as “Sunetric.”